Organigram Reports First Quarter Fiscal 2026 Results

Strong year-over-year growth supported by Canadian leadership and growing international sales, improving gross margin.

TORONTO, ON, February 10, 2026 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada's #1 cannabis company by market share1, is pleased to announce its results for the first quarter ended December 31, 2025 (“Q1 Fiscal 2026” or "Q1").

Q1 FISCAL 2026 HIGHLIGHTS

•Gross Revenue: $97.3 million (+46% year-over-year).
•Net Revenue: $63.5 million (+49% year-over-year).
•International Revenue: $5.0 million (+51% year-over-year).
•Adjusted EBITDA2: $5.3 million (+273% year-over-year).
•#1 Market Share in Canada: #1 in vapes, #1 in milled flower, #1 in concentrates, #2 in pre-rolls #3 in edibles, #3 in dried flower1.
•U.S. Expansion: Launched Collective Project & Fetch into Illinois and Wisconsin through new distribution partners, expanding US retail footprint to 11 states3.
•Powdery Mildew Resistance: Achieved proprietary genetic screening breakthrough that shortens powdery mildew resistance identification from months to days across a wide range of cultivars, enabling earlier selection and avoiding investment in non-resistant plants. Resistance is being bred into commercial cultivars to improve yield stability while reducing crop loss and production costs.
•Yield Improvement: Kilograms harvested increased 43% to 28,645 compared to Q1 Fiscal 2025. The yield increases were achieved through nutrient and environmental enhancements, which contributed to lower per unit costs.

“As I step into the role of CEO, I’m encouraged by the strength of Organigram and our leadership position in Canada,” said James Yamanaka, CEO of Organigram. “Over the past 25 days, I’ve toured our facilities and met with many of my new colleagues. What’s clear is that we have a competitive core business, supported by a foundation of innovation and plant science, alongside a continued focus on improving efficiency and scale. As our international presence grows, disciplined execution and operating efficiency will drive profitability.”

FIRST QUARTER FISCAL 2026 FINANCIAL OVERVIEW

•Net revenue:
1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of December, 2025.
2 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.
3 In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Organigram’s U.S. offerings would be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that may be impacted by this legislation. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. If current federal legislation is not amended or reversed, Organigram may have to sell, wind-down or otherwise restructure its hemp THC product related activities in the U.S. by November 2026.

◦Net Revenue increased 49% to $63.5 million, from $42.7 million in the first quarter ended December 31, 2024 ("Q1 Fiscal 2025"), primarily driven by contributions from the Motif Labs Ltd. ("Motif") acquisition and increased international sales.

•Adjusted gross margin4:
◦Adjusted Gross Margin was $23.9 million, or 38% of net revenue, compared to $14.3 million, or 33%, in Q1 Fiscal 2025. The increase in adjusted gross margin was driven by the realization of investments in operational efficiencies, higher flower yields, synergies gained from the integration of Motif, and higher international sales.

•Selling, General & Administrative ("SG&A") Expenses:
◦SG&A increased to $23.9 million from $17.0 million in Q1 Fiscal 2025. The increase was attributable to the inclusion of Motif SG&A in Organigram's consolidated financials as well as higher trade investments to support the growth of the business.
◦As a proportion of net revenue, SG&A declined to 38%, compared to 40% in Q1 Fiscal 2025.

•Net Income:
◦Net income was $20.0 million compared to net loss of $27.5 million in Q1 Fiscal 2025. The increase in net income from the prior period is primarily attributable to higher fair value changes recognized in relation to the preferred shares and top-up-rights held by British American Tobacco p.l.c ("BAT"), and other financial instruments.

•Adjusted EBITDA4:
◦Adjusted EBITDA was $5.3 million compared to $1.4 million in adjusted EBITDA in Q1 Fiscal 2025. The increase was primarily attributable to higher recreational revenue, including Motif contributions, and higher international revenue, and higher adjusted gross margin.

•Net Cash (used in) provided by Operating Activities:
◦Cash (used in) provided by operating activities before working capital changes was $0.3 million, compared to $(6.3) million in Q1 Fiscal 2025. The improvement in cash (used in) provided by operating activities before working capital changes was driven by the improvement in adjusted EBITDA4.
◦Cash (used in) provided by operating activities was $(16.0) million, compared to cash used of $(4.2) million in Q1 Fiscal 2025. The increase was primarily attributable to higher investment in working capital.

“Year over year, we delivered strong revenue growth and improved profitability, reflecting the scale we’ve built across the business,” said Greg Guyatt, CFO of Organigram. “Despite expected seasonal and market dynamics early in the year, adjusted gross margin remained elevated due to greater operational efficiency, higher flower yields, synergies gained from the integration of Motif, and higher international sales. We expect this trend to continue throughout Fiscal 2026, where we project further international sales growth."

INTERNATIONAL SALES

4 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

•In Q1 Fiscal 2026, Organigram achieved $5.0 million in international sales compared to $3.3 million in the same prior year period, and expects to continue growing its international sales over time.
•Organigram continues to await EU-GMP certification for its Moncton facility. The Company is preparing follow-up responses and information for the regulator in response to feedback received in January 2026. Following provision of this information, the Company expects to await confirmation of certification or any required next steps.

BALANCE SHEET & LIQUIDITY

•As of December 31, 2025, the Company had total cash (including restricted cash and short-term investments) of $63.0 million.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q1-2026	Q1-2025	% Change
Gross revenue	97,298	66,806	46%
Excise taxes	(33,760)	(24,076)	40%
Net revenue	63,538	42,730	49%
Cost of sales	40,021	28,615	40%
Gross margin before fair value changes to biological assets & inventories sold	23,517	14,115	67%
Realized fair value on inventories sold and other inventory charges	(16,911)	(13,066)	29%
Unrealized gain on changes in fair value of biological assets	16,709	12,765	31%
Gross margin	23,315	13,814	69%
Adjusted gross margin(1)	23,855	14,279	67%
Adjusted gross margin %(1)	38%	33%	5%
Selling (including marketing), general & administrative expenses	23,941	17,037	41%
Net income (loss)	19,969	(27,461)	nm
Adjusted EBITDA(1)	5,265	1,410	273%
Net cash provided by (used in) operating activities before working capital changes	253	(6,288)	nm
Net cash used in operating activities after working capital changes	(16,013)	(4,180)	283%
Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Select Balance Sheet Metrics (in $000s)	DECEMBER 31, 2025	SEPTEMBER 30, 2025	% Change
Cash & short-term investments (including restricted cash)	62,966	84,420	(25)%
Biological assets & inventories	132,711	123,954	7%
Other current assets	60,868	76,523	(20)%
Accounts payable & accrued liabilities	71,079	89,247	(20)%
Working capital	162,494	158,738	2%
Property, plant & equipment	123,482	122,977	nm
Total assets	530,673	562,211	(6)%
Total liabilities	161,217	213,081	(24)%
Shareholders’ equity	369,456	349,130	6%

The following table reconciles the Company's adjusted EBITDA to net income (loss).

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q1-2026	Q1-2025
Net income (loss) as reported	$19,969	$(22,957)
Add/(deduct):
Investment income, net of financing costs	(93)	(825)
Depreciation and amortization	4,980	3,387
ERP implementation costs	407	744
Acquisition and transaction costs	1,606	4,504
Inventory and biological assets fair value and NRV adjustments	540	465
Share-based compensation	770	1,325
Other (income) expenses(1)	(24,900)	12,477
Research and development expenditures, net of depreciation	1,986	2,290
Adjusted EBITDA	$5,265	$1,410

Note 1:    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

RECONCILIATION

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q1-2026	Q1-2025
Net revenue	$63,538	$42,730
Cost of sales before adjustments	39,683	28,451
Adjusted gross margin	23,855	14,279
Adjusted gross margin %	38%	33%
Less:
Provisions and impairment of inventories and biological assets	65	13
Provisions to net realizable value	273	151
Gross margin before fair value adjustments	23,517	14,115
Gross margin % (before fair value adjustments)	37%	33%
Add:
Realized fair value on inventories sold and other inventory charges	(16,911)	(13,066)
Unrealized gain on changes in fair value of biological assets	16,709	12,765
Gross margin	23,315	13,814
Gross margin %	37%	32%

The following table reconciles the Company's Free Cash Flow to net cash and restricted cash provided by (used in) operating activities:

Free Cash Flow Reconciliation (in $000s unless otherwise indicated)	Q1-2026	Q1-2025
Net cash and restricted cash provided by (used in) operating activities	$(16,013)	$(4,180)
Less:
Purchase of property, plant and equipment	(2,104)	(1,626)
Free Cash Flow	(18,117)	(5,806)

First Quarter Fiscal 2026 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    February 10, 2026
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://events.q4inc.com/analyst/430252525?pwd=WEt2KbHS

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/430252525

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin % and adjusted EBITDA) that are not defined by and do not have a standardized meaning under IFRS as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc (as defined herein) expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 5 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 5 of this press release is a reconciliation to such measure. The most directly comparable measure to Free Cash Flow is net cash and restricted cash provided by (used in) operating activities, and beginning on page 5 of this press release is a reconciliation to such measure.

About Organigram Global Inc.

Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator or cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project, Organigram Global participates in the U.S. and Canadian cannabinoid beverages markets.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED'ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA, Free Cash Flow and net revenue in Fiscal 2026 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the PDC, availability and sources of any future financing, availability of cost efficiency opportunities, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; expectations regarding the Company's acquisition, integration and synergy realization of Motif and Collective Project; expectations around FASTTM nanoemulsion technology; expectations regarding EU-GMP certification; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures; changes to government laws, regulations or policies, including customs, tariffs, trade or environmental law, regulations or policies, or the enforcement thereof; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent management discussion and analysis ("MD&A") and annual information form. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated February 10, 2026 and there can be no assurance whatsoever that these events will occur.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca